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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JAN 28 2008
Washington, DC
107

SEC FILE NUMBER
8- 33185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/2006 (MM/DD/YY) AND ENDING 11/30/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citicorp Financial Services Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE CITIBANK DRIVE
(No. and Street)

SAN JUAN (City) PR (State) 00926-9631 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL DE ONTAÑON, PRESIDENT 787-999-8098
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

AMERICAN INT. PLAZA 250 MUNOZ RIVERA AVE., 11TH FLOOR, SAN JUAN, PR 00918
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 31 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

1/30/08

OATH OR AFFIRMATION

I, DANIEL DE ONTAÑON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CITICORP FINANCIAL SERVICES CORPORATION, as of NOVEMBER 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

YVONNE ROSA RIVERA
ABOGADA-NOTARIO

Affidavit # 557

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Independent Auditors' Report

The Board of Directors
Citicorp Financial Services Corporation:

We have audited the accompanying statements of financial condition of Citicorp Financial Services Corporation (the Corporation) (a wholly owned subsidiary of Citigroup Participation Luxembourg Limited) as of November 30, 2007 and 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Corporation is an operating unit of Citigroup, Inc. and, consequently, in the normal course of business will make transactions and maintain balances with its parent company, affiliated companies, and other units of Citigroup, Inc. Significant transactions with related parties have been disclosed in note 3 to the accompanying financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Citicorp Financial Services Corporation as of November 30, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

KPMG

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 23, 2008

Stamp No. 2221952 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

CITICORP FINANCIAL SERVICES CORPORATION
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statements of Financial Condition

November 30, 2007 and 2006

Assets		**2007**	**2006**
Cash (note 3)	$	6,019,043	5,781,601
Deposits at interest (note 3)		46,479,645	14,698,000
Marketable securities owned (note 4)		12,079,626	11,513,693
Commissions earned not collected (note 3)		7,466,986	6,833,003
Property and equipment, net (note 3)		712,550	572,459
Other assets		405,072	280,767
	$	73,162,922	39,679,523
Liabilities and Stockholder's Equity			
Liabilities:			
Due to affiliates (note 3)	$	4,264,531	3,895,065
Accrued expenses and other liabilities		2,167,867	63,966
Total liabilities		6,432,398	3,959,031
Stockholder's equity (note 8):			
Common stock of $100 par value. Authorized 10,000 shares; issued and outstanding 10 shares in 2007 and 2006		1,000	1,000
Contributed capital		5,000,000	5,000,000
Retained earnings		61,729,524	30,719,492
Total stockholder's equity		66,730,524	35,720,492
Commitments and contingencies			
	$	73,162,922	39,679,523

See accompanying notes to financial statements.

CITICORP FINANCIAL SERVICES CORPORATION
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statements of Operations

Years ended November 30, 2007 and 2006

		2007	2006
Revenue:			
Commissions (note 3)	$	72,502,339	56,607,976
Net unrealized investment gain		15,355	532
Interest income (note 3)		1,966,169	812,392
Other income		35,000	25,000
Total revenue		74,518,863	57,445,900
Expenses:			
Employee compensation and benefits (note 6)		17,547,429	—
Management and processing fees charged by affiliates (note 3)		15,846,506	32,208,863
Execution and clearing fees (note 3)		3,844,336	3,024,617
Other operating expenses (note 3)		6,262,432	6,419,185
Total expenses		43,500,703	41,652,665
Income before income tax expense		31,018,160	15,793,235
Income tax expense (note 7)		—	—
Net income	$	31,018,160	15,793,235

See accompanying notes to financial statements.

CITICORP FINANCIAL SERVICES CORPORATION
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statements of Changes in Stockholder's Equity

Years ended November 30, 2007 and 2006

		Common stock	Contributed capital	Retained earnings	Total stockholder's equity
Balances, November 30, 2005	$	1,000	5,000,000	14,926,257	19,927,257
Net income		—	—	15,793,235	15,793,235
Balances, November 30, 2006		1,000	5,000,000	30,719,492	35,720,492
Net income		—	—	31,018,160	31,018,160
Adjustment to stock award		—	—	(8,128)	(8,128)
Balances, November 30, 2007	$	1,000	5,000,000	61,729,524	66,730,524

See accompanying notes to financial statements.

CITICORP FINANCIAL SERVICES CORPORATION
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statements of Cash Flows

Years ended November 30, 2007 and 2006

		2007	2006
Cash flows from operating activities:			
Net income	$	31,018,160	15,793,235
Adjustment to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization		240,359	52,295
Adjustment to stock award		(8,128)	—
Decrease (increase) in assets:			
Marketable securities owned		(565,933)	(2,217,749)
Commissions earned not collected		(633,983)	(784,625)
Other assets		(124,305)	50,812
Increase (decrease) in liabilities:			
Due to affiliates		369,466	1,545,160
Accrued expenses and other liabilities		2,103,901	(110,502)
Net cash provided by operating activities		32,399,537	14,328,626
Cash flows from investing activities:			
Net increase in deposits at interest with related party		(31,781,645)	(12,098,000)
Capital expenditures on property and equipment		(380,450)	(405,251)
Net cash used in investing activities		(32,162,095)	(12,503,251)
Net increase in cash		237,442	1,825,375
Cash, beginning of year		5,781,601	3,956,226
Cash, end of year	$	6,019,043	5,781,601

See accompanying notes to financial statements.

(1) Nature of Operations and Significant Accounting Policies

Nature of Operations

Citicorp Financial Services Corporation (the Corporation), a wholly owned subsidiary of Citigroup Participation Luxembourg Limited, was incorporated in 1970 under the laws of the Commonwealth of Puerto Rico to provide investment banking services. In August 1986, the Corporation obtained a license to operate as a broker-dealer duly registered with the Office of the Commissioner of Financial Institutions of Puerto Rico (the Commissioner). In July 1990, the Corporation received authorization to engage in the general securities business. As a result, in June 1992, operations were expanded to cover retail brokerage. During 1997, the Corporation introduced retail brokerage services in various Latin American countries. During 2003, the Corporation ceased its institutional brokerage operations to customers in Puerto Rico.

The Corporation is a registered broker-dealer and a member firm of the Financial Industry Regulatory Authority (FINRA). As a nonclearing broker-dealer, the Corporation does not carry security accounts for customers or perform custodial functions relating to customer funds or securities and is therefore exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

On February 4, 1999, the Corporation obtained from the Commissioner a license to operate an International Banking Entity, Citicorp Financial Services Corporation International Division (the International Division). The International Division is managed as a unit of the Corporation and its operations started on March 1, 1999. The International Division is exempt from Puerto Rico income taxes as well as property and volume of business taxes as long as it operates under the International Banking Center Regulatory Act of 1989 (see note 2).

The Corporation's operations during the years ended November 30, 2007 and 2006 consisted mainly of securities brokerage transactions through the International Division and the sale of annuities to customers outside Puerto Rico, as authorized by the Commissioner of Insurance of Puerto Rico.

Significant Accounting Policies

(a) Basis of Presentation

The financial statements of the Corporation are prepared for the purpose of complying with statutory requirements of the Commonwealth of Puerto Rico, the U.S. Securities and Exchange Commission, and the FINRA, and comprise the accounts of all divisions of the Corporation, including the International Division.

The preparation of the financial statements requires management of the Corporation to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

(b) Marketable Securities Owned

Marketable securities owned are valued at fair market value with the related unrealized gain or loss recognized in the statements of operations as net unrealized investment gain (loss). Securities transactions are recorded on a trade-date basis.

(c) Customer Securities

Customer securities transactions and related commission income and expenses are recorded on a trade-date basis.

(d) Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the depreciable property, which range from 3 to 10 years.

(e) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(f) Estimated Fair Value of Financial Instruments

All financial assets and liabilities are short term in nature and, consequently, carrying value approximates fair value.

(g) Concentrations of Credit Risk

The Corporation is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation's policy to review, as necessary, the credit standing of each counterparty.

(h) Commitments and Contingencies

The Corporation is defendant in various legal proceedings. After consulting with legal counsels, it is the best judgment of management that the financial position of the Corporation will not be materially affected by the final outcome of these legal proceedings.

(i) Pension and Other Postretirement Plans

The Corporation participates in the Citibank, N.A. (subsidiary of Citigroup) defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service, highest average compensation (as defined), and the primary social security benefit. The cost of this plan is being expensed as charged by Citibank, N.A.'s head office.

The Corporation also participates in a healthcare benefit plan sponsored by Citibank, N.A. for substantially all retirees and employees (see note 6). The cost of this plan is being expensed as charged by Citibank, N.A.'s head office.

The employees of the Corporation are also covered by a life insurance benefit plan offered by Citigroup. The net periodic postretirement life insurance benefit costs have not been allocated by Citigroup to the Corporation because the effect is deemed immaterial.

(2) International Division

The Corporation operates an international division, which is exempt from Puerto Rico income taxes, as well as property and volume of business taxes. The International Division is managed as a unit of the Corporation. As described in note 1, the Corporation's operations during the years ended November 30, 2007 and 2006 consisted of securities brokerage transactions and sale of annuities through the International Division. Therefore, the financial position and results of operations of the Corporation are those of the International Division.

(3) Related-Party Transactions

Cash consists of noninterest-bearing deposits with Citibank, N.A. – Puerto Rico Branches (the Puerto Rico Branches).

The Corporation maintains short-term deposits at interest with a Citibank affiliate amounting to approximately $45,880,000 and $14,098,000 as of November 30, 2007 and 2006, respectively. Interest income on these deposits amounted to approximately $1,365,000 and $260,000 in 2007 and 2006, respectively.

The Corporation engages in retail brokerage services in various countries in Latin America. As a result, the Corporation has entered into service agreements with the branches of Citibank, N.A. and other affiliates in these countries, whereby these related entities perform certain services and incur certain expenses on behalf of the Corporation. These related entities in Latin America charged the Corporation estimated costs and related management fees amounting to approximately $12,317,000 and $11,120,000 for the years ended November 30, 2007 and 2006, respectively (including management fees, which amounted to approximately $1,119,000 in 2007 and $1,011,000 in 2006).

Due to a local government audit made to one of the affiliate services providers in relation to local value added tax (VAT) for years previous to 2006, the Corporation reimbursed a portion of VAT not previously charged by the affiliate. Total reimbursement amounted to approximately $735,000, included within other operating expenses in the 2006 statement of operations (none in 2007).

The Corporation maintains a service contract with the Puerto Rico Branches, whereby the Puerto Rico Branches perform certain services and incur certain expenses on behalf of the Corporation. The Puerto Rico Branches charged the Corporation estimated costs and related management fees amounting to approximately $3,369,000 and $20,968,000 for the years ended November 30, 2007 and 2006, respectively (including management fees, which amounted to approximately $306,000 in 2007 and $1,906,000 in 2006).

Effective January 1, 2007, former employees of the International Personal Banking division of the Puerto Rico Branches were transferred to the Corporation. As a result, expenses recorded during the year 2006 as management and processing fees charged by affiliates were recorded during the year 2007 as employee compensation and benefits in the accompanying statement of operations.

Effective November 2, 2005, the Corporation went through a conversion from Fiserv Securities, Inc. (Fiserv), a clearing firm, to Correspondent Clearing Services, Inc. (CCS), a division of Citigroup Global Markets Inc., a related entity, for it to act as the Corporation's clearing agent. As a result, during the years 2007 and 2006, total fees charged by CCS for these services amounted to approximately $3,844,000 and $3,025,000, respectively, included within execution and clearing fees in the statements of operations. Commissions earned not collected and commissions revenue as of and for the years ended November 30, 2007 and 2006 from CCS amounted to approximately $6,707,000 and $64,370,000 and $5,970,000 and $49,803,000, respectively. The Commissions earned but not collected from third parties amounted to approximately $760,000 and $592,000 at November 30, 2007 and 2006, respectively.

The Corporation contracted an affiliated entity to perform the due diligence function related to the review of mutual funds and their advertising and sales literature to help assure compliance with applicable rules and regulations. Total fees charged for these services amounted to approximately $161,000 and $120,000 in 2007 and 2006, respectively, included within management and processing fees charged by affiliates in the statements of operations.

Head office charges from Citigroup, Inc. for administrative support services amounted to approximately $858,000 and $386,000 in 2007 and 2006, respectively, included within other operating expenses in the statements of operations.

In 2006, the Corporation purchased from the Puerto Rico Branches certain property and equipment, at book value, amounting to $405,251.

(4) Marketable Securities Owned

Marketable securities owned, carried at quoted market values, consist of obligations of U.S. government amounting to $12,079,626 and $11,513,693 at November 30, 2007 and 2006, respectively.

(5) Other Operating Expenses

Effective November 2, 2005, the Corporation changed its clearing agent from Fiserv to CCS. As a result of stricter Internal Revenue Service's (IRS) documentation requirements on the eligibility of the nonwithholding status of foreign customers, the Corporation, through its new clearing affiliated agent,

(Continued)

began performing compliance tests against the IRS's own testing program, which tests began to fail. Consequently, the Corporation made the proper and timely tax withholdings from payments to customers, where the compliance tests had failed. During early January 2006, management adopted and approved the voluntary position of reimbursing such tax withholdings to customers meeting certain specified criteria. Total reimbursements to customers made during the years ended November 30, 2007 and 2006 amounted to approximately $96,000 and $1,200,000, respectively, included within other operating expenses in the statement of operations.

(6) Pension and Other Postretirement Benefits

Effective January 2007, the Corporation started to participate in the Citibank, N.A. noncontributory defined benefit pension plan, a plan covering substantially all their employees. Pension plan retirement benefits are based on years of credited service, the highest average compensation (as defined), and the primary social security benefit. Citibank, N.A.'s funding strategy has been to maintain plan assets sufficient to provide not only for benefits based on service to date, but also for those expected to be earned in the future. It is not practicable to determine the components of pension cost, funded status, and other plan data for the participants in the plan.

The Corporation also participates in the Citibank, N.A. postretirement healthcare benefits plan that provides postretirement medical benefits to all eligible retired employees. Retirees' share in the cost of their healthcare benefits through copayments, service-related contributions, and salary-related deductibles.

Allocation for these plans is included as part of the allocated expenses described in note 3.

(7) Income Tax

The Corporation was not subject to Puerto Rico income tax since all of its income during the years 2007 and 2006 was generated through the International Division, an exempt entity.

(8) Net Capital and Reserve Requirements

The Corporation is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 1,000%. At November 30, 2007, the Corporation had net capital of $12,801,175, which was $12,372,349 in excess of its required net capital of $428,826. The Corporation's net capital ratio at November 30, 2007 was 50%.

(Continued)

Broker-dealers under Rule 15c3-3 of the Securities Exchange Act of 1934 are required to maintain a minimum reserve of the excess of total customer credit balances over total customer debit balances, as defined. The Corporation is exempt from this Rule 15c3-1, since it clears all customers' transactions through another broker-dealer on a fully disclosed basis.

KPMG

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities Exchange Act of 1934

The Board of Directors
Citicorp Financial Services Corporation:

In planning and performing our audit of the financial statements and supplemental schedule of Citicorp Financial Services Corporation (the Corporation), as of and for the year ended November 30, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors and management of Citicorp Financial Services Corporation, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 23, 2008

Stamp No. 2221953 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

CITICORP FINANCIAL SERVICES CORPORATION
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Net Capital and Aggregate Indebtedness

November 30, 2007

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Citicorp Financial Services Corporation as of November 30, 2007

COMPUTATION OF NET CAPITAL

1.	Total ownership equity (from Statement of Financial Condition - Item 1800)						$ 66,730,524	3480
2.	Deduct: Ownership equity not allowable for net capital							3490
3.	Total ownership equity qualified for net capital						66,730,524	3500
4.	Add:							
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital							3520
	B. Other (deductions) or allowable credits (List)							3525
5.	Total capital and subordinated liabilities						$ 66,730,524	3530
6.	Deductions and/or charges:							
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)				$ 5,376,758	3540		
	1. Additional charges for customers' and noncustomers' securities accounts					3550		
	2. Additional charges for customers' and noncustomers' commodities accounts					3560		
	B. Aged fail-to-deliver					3570		
	1. Number of items		3450					
	C. Aged short security differences-less reserve of	$	3460			3580		
	number of items		3470					
	D. Secured demand note deficiency					3590		
	E. Commodity futures contracts and spot commodities proprietary charges					3600		
	F. Other deductions and/or charges				2,672,950	3610		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7), and (c)(2)(x)					3615		
	H. Total deductions and/or charges						(8,049,708)	3620
7.	Other additions and/or allowable credits (List)							3630
8.	Net capital before haircuts on securities positions						$ 58,680,816	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):							
	A. Contractual securities commitments					3660		
	B. Subordinated securities borrowings					3670		
	C. Trading and investment securities:							
	1. Bankers' acceptances, certificates of deposit, and commercial paper				45,879,641	3680		
	2. U.S. and Canadian government obligations					3690		
	3. State and municipal government obligations					3700		
	4. Corporate obligations					3710		
	5. Stocks and warrants					3720		
	6. Options					3730		
	7. Arbitrage					3732		
	8. Other securities					3734		
	D. Undue concentration					3650		
	E. Other (List)					3736	(45,879,641)	3740
10.	Net capital						$ 12,801,175	3750

The above computation of net capital does not differ materially from the computation of net capital as of November 30, 2007 as filed on Form X-17A-5 Part II by Citicorp Financial Services Corporation.

CITICORP FINANCIAL SERVICES CORPORATION
(A Wholly Owned Subsidiary of Citigroup Participation Luxembourg Limited)

Net Capital and Aggregate Indebtedness

November 30, 2007

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Citicorp Financial Services Corporation as of November 30, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)			$ 428,826	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 250,000	3758
13.	Net capital requirement (greater of line 11 or 12)			$ 428,826	3760
14.	Excess net capital (line 10 less 13)			$ 12,372,349	3770
15.	Excess capital at 1,000% (line 10 less 10% of line 19)			$ 12,157,935	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 6,432,398	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			$	3838
19.	Total aggregate indebtedness			$ 6,432,398	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ line10)			% 50.25%	3850
21.	Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 ÷ line 10 less Item 4880 page 11)			% 50.25%	3853

COMPUTATION OF ALTERNATIVE CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers and dealers and consolidated subsidiaries' debits	$ N/A	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ N/A	3880
24.	Net capital requirement (greater of line 22 or 23)	$ N/A	3760
25.	Excess net capital (line 10 less 24)	$ N/A	3910
26.	Percentage of net capital to Aggregate Debits (line 10 ÷ by line 17, page 8)	% N/A	3851
27.	Percentage of net capital after anticipated withdrawals to aggregate debits (line 10 less Item 4880, page 11 ÷ by line 17, page 8)	% N/A	3854
28.	Net capital in excess of: 5% of combined aggregate debit items or $100,000	$ N/A	3920

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% N/A	3860
30.	Options deductions/Net Capital ratio (1,000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7), and (c)(2)(x) ÷ Net capital	% N/A	3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

The above computation of net capital does not differ materially from the computation of net capital as of November 30, 2007 as filed on Form X-17A-5 Part II by Citicorp Financial Services Corporation.

END